UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Safety First Arms, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 5, 2016

Physical address of issuer
4629 Cass Street San Diego, CA 92109

Website of issuer
www.safetyfirstarms.com

Name of intermediary through which the offering will be conducted
DREAMFUNDED MARKETPLACE, LLC

CIK number of intermediary
0001670761

SEC file number of intermediary
007-00037

CRD number, if applicable, of intermediary
6639970

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

2% of the securities being issued in this offering

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
500,000

Price (or method for determining price)
$1.00

Target offering amount
$500,000

Oversubscriptions accepted:
  ☐No
  ☑Yes

Oversubscriptions will be allocated:
  ☐Pro-rata basis
  ☑First-come, first-served basis
  ☐Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
March 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$48,883	$0.00
Liabilities	$3,231	$0.00
Stockholders' Equity	$45,652	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(3,231)	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 15, 2016

FORM C

Up to $1,000,000.00

Safety First Arms, Inc

SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Safety First Arms, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $500,000 and up to $1,000,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DREAMFUNDED MARKETPLACE, LLC (dreamfunded.com) as (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$ 5	$95
Aggregate Minimum Offering Amount	$500,000	$ 25,000	$475,000
Aggregate Maximum Offering Amount	$1,000,000	$50,000	$950,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering

document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 15, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING

AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than December 31, 2017.

Once posted, the annual report may be found on the Company's website at: **www.safetyfirstarms.com**

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Safety First Arms, Inc. (the "Company") is a Delaware Corporation, formed on December 5,2016. The Company is currently also conducting business under the name of www.safetyfirstarms.com.

The Company is located at 4629 Cass Street San Diego, CA 92109.

The Company's website is www.safetyfirstarms.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

Description of Business

Safety First Arms, Inc. is a firearms manufacturer launching a new class of purpose-built firearms that integrate the Company's patented and patent pending safety technologies designed to prevent unauthorized firing and deter tampering and theft.

Mission Statement

The Company's mission is to provide consumers with exceptionally reliable firearms capable of preventing family tragedy in any form, whether by perpetrator, distraught teen, or by accident.

Business Plan

The Company's first two products in development are a 9mm semi-automatic pistol, the Smart 2, and a AR15 based sporting rifle, the Smart AR. The funding will be used to complete development of the Smart 2, build our consumer and vendor web portal, acquire the required licensure to manufacture and sell firearms, and market a Kickstarter / Indiegogo like pre-sale campaign through said website. This pre-sales campaign will fund our second year of operation as stated in projected budget and fund manufacture of the pre-sold guns. The Smart 2 is anticipated to ship 24 months after funding is secured. It is anticipated additional funds will need to be raised to complete development of the Smart AR and build up inventory related to both guns.

The Offering

Minimum amount of SAFE (Simple Agreement for Future Equity) being offered	500,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	500,000
Maximum amount of SAFE (Simple Agreement for Future Equity)	1,000,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	1,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 31, 2017
Use of proceeds	See Budget
Voting Rights	See Description

Investor Perks

The Company is planning to offer investors a 10% rebate toward the purchase of Smart 2 based on the formula of the invested amount times 0.1. This rebate is not redeemable for cash and USA only. Rebates will be redeemable after the product ships and available through retail vendors and FFLs in general. If rebate exceeds MSRP of Smart 2, the investor will receive balance on an additional rebate(s). Detailed rules for rebate are yet to be determined and will follow applicable laws when/if finally implemented. If the product does not ship due to risk factors or other unforeseen circumstance(s), then rebate in its entirety is null and void.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

-There is a risk that our products may not reach the reliability needed for market acceptance.
-Federal and state laws related to firearms may change making it difficult for us to operate and/or reach profitability
-The market may not embrace pre-sales of a firearm, resulting in the need of the Company to raise more money before it can ship product and generate revenue.

-The founders believe that the Company's intellectual properties will be a sufficient deterrent to direct infringement of the companies IP, but the IP still may not prevent a potentially infringing product from reaching the market. Litigation may be required to defend the Company's intellectual property; this process can be expensive and drawn out.

There is a risk a fingerprint (biometric) gun may be introduced to compete with our guns, however if they are our patents may prevent them from having tampering, handling and theft protection.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model initially focuses on development rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will not be sufficient to satisfy our contemplated cash requirements, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* Governments delays in issuing licenses and permits;
* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have [no] [a limited] operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 5, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our [research, development or commercialization programs, product launches or marketing efforts,] any of which may materially harm our business, financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may influence our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through gun stores, independent FFLs, and distributors, many of whom distribute products from competing manufacturers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers' stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to

pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the

Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a valuation cap.
The Securities do not have a valuation cap to minimize the dilution of the shares into which the Securities are converted upon a future equity financing. Convertible securities often feature a ceiling or limit, referred to as a "valuation cap," which sets a maximum company valuation for the purposes of calculating the number of shares into which such securities are converted. This benefits the holders of such convertible securities by establishing a minimum number of shares into which the convertible securities will convert, thereby limiting the extent to which the holders' ownership percentages are diluted. The Securities do not have such ceiling or limit; thus each Purchaser's ownership of the Company will be determined based on the valuation of the Company established by the future equity financing.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

State & Federal Regulatory Environment
Firearms manufacturing is a highly-regulated industry, controlled by both state and federal laws. In addition to state licensing requirements, all firearms manufacturers must be licensed by the Bureau of Alcohol, Tobacco, Firearms, and Explosives (BATFE, also abbreviated ATF), and Safety First Arms is no exception, requiring a Type 7 Federal Firearms License with SOT 2 tax status to manufacture and sell firearms regulated under the National Firearms Act of 1934 (regulating machine guns, short barreled rifles, short barreled shotguns, suppressors, and destructive devices) and the Gun Control Act of 1968 (regulating the manufacture, ownership, and transfer of firearms across state lines) as amended under the Firearm Owners Protection Act of 1986. The ATF has strict record-keeping requirements for manufacturers, including requiring maintaining a book of each firearm produced, received, and distributed (known as an 'ATF Bound Book'). These record-keeping requirements even extend to firearm components such as receivers and suppressors.

All manufacturers face strict liability standards in product liability lawsuits, and firearms manufacturers are no exception. Given the inherently dangerous nature of firearms, the industry is subject to more lawsuits than would be typical of general manufacturing. Various groups have sued gun manufacturers over the years, but most suits focus on a lack of safety features such as magazine disconnects built into the product.[1]

In 2005, Congress passed the Protection of Lawful Commerce in Arms Act (PLCAA).[2] This Act prohibits civil suits and administrative actions from being brought against firearms and ammunition manufacturers for criminal or unlawful misuse of a firearm by a person or third party, so long as the firearm has been shipped or transported in interstate or foreign commerce.[3] Criminal or unlawful misuse is defined as conduct that violates a statute, ordinance, or regulation. There are some exceptions for: knowingly transferring a firearm with the knowledge that it will be used to commit a crime; negligent entrustment; knowingly violating federal or state laws regarding the sale or marketing of firearms if the violation was the proximate cause of the harm for which relief is sought; breach of contract; or injuries or death from defect in design or manufacture.[4] Furthermore, this Act and its exceptions are currently being tested in the courts.[5]

[1] Barry Meier, *Gun Producers' Use of a Safety Device is Called Erratic*, N.Y. Times, A12 (March 19, 1999).
[2] *Federal Law on Immunity Statutes*, Law Center to Prevent Gun Violience (May 21, 2012).
[3] 15 U.S.C. §§ 7901-03.
[4] 15 U.S.C. § 7903.
[5] *See Federal Law on Immunity Statutes*, Law Center to Prevent Gun Violience (May 21, 2012).

In addition to federal laws protecting firearms manufacturers from liability arising from crimes committed with their products,[6] some states also provide protection to law abiding firearms manufacturers from third parties. Indiana prohibits lawsuits against local manufacturers for misuse of firearms by third parties,[7] and similar laws exist in both North Dakota[8] and South Dakota.[9] In Louisiana, government bodies other than the state may not sue firearms manufacturers, dealers, or trade associates for damages that are the result of lawful activities. In Maine, municipalities may not sue a firearm or ammunition manufacturer for damages relating to the lawful design, manufacture, marketing, or sale of firearms or ammunition.[10] A municipality may, however, bring legal action for breach of contract or warranty. Mississippi prohibits lawsuits against manufacturers, distributors, or dealers for damages resulting from the lawful design, manufacture, distribution or sale of firearms by anyone other than the state. However, local governments may still bring suit for breach of contract or warranty or for defect in materials or workmanship.[11] Montana has a number of restrictions on lawsuits against firearms manufacturers, dealers, or trade associations. Such lawsuits may be filed by the state, but not by local governments.

The State of New Jersey passed legislation in 2004 essentially requiring that all new firearms sold in the state must be "smart guns" within three years of the technology becoming commercially viable. The NRA has opposed this particular bill.[12] The Company' founders oppose this bill as well and for that matter all government mandates that require technology in firearms. In recent developments, Loretta Weinberg – the author of the original New Jersey law – has proposed a repeal of the law as many (including the Founders) believe it has thrown cold water on efforts to develop a smart gun.[13] The company believes that this mandate issue will be resolved before the Smart 2 ships.

In California, the Los Angeles City Council voted unanimously to require handguns to be stored in locked containers or disabled with a trigger lock as a safeguard against the weapons falling into the hands of children.[14] Based on the current wording of the law, the company believes that its products meet these requirements, wherein a SMART 2 theoretically could be left on a table, nightstand, or in a drawer without any additional trigger lock, safety device, or gun safe. The security features of Safety First Arms' products eliminate the necessity of buying a gun safe (except needed for travel when required by law), conventional trigger lock or cable lock while allowing instant access in an emergency.[15]

Federal law supports this, as well. As part of the Protection of Lawful Commerce in Arms Act (PLCAA), the U.S. Code 18 U.S.C. § 921(a)(34) defines a "secure gun storage or safety device" as:

(A) a device that, when installed on a firearm, is designed to prevent the firearm from being operated without first deactivating the device;
(B) a device incorporated into the design of the firearm that is designed to prevent the operation of the firearm by anyone not having access to the device; or
(C) a safe, gun safe, gun case, lock box, or other device that is designed to be or can be used to store a firearm and that is designed to be unlocked only by means of a key, a combination, or other similar means.

Under this definition, we believe Safety First Arms' products qualify as secure gun storage. Thus, owners of the Company's products would be immunized under the Act from qualified civil liability action so long as the owner is in lawful possession and control of the firearm and uses the security features. "Qualified civil liability action" is defined as a civil action for damages resulting from the criminal or unlawful misuse of a handgun by a third party if: 1) the handgun was accessed by another person who did not have the authorization of the lawful possessor; and 2) at the time the handgun was accessed it had been made inoperable by the use of a secure gun storage or safety device.[16]

---

[6] Protection of Lawful Commerce in Arms Act, 2005. 15 U.S.C. §§ 7901-7903.
[7] Ind. Code § 34-12-3 (*Legal Actions Involving Firearms and Ammunition*)
[8] North Dakota Century Code § 32-03-54.
[9] South Dakota Codified Laws §§ 7-18A-36, 8-5-13, 9-19-20, 13-32-7, 22-1-2, 22-14-5 et.seq., 23-7-1 et.seq., 32-20-6.6, 32-20A-11.
[10] Maine Code Title 12, §§ 11102, 11208, 11209, 11212, 11214, 13201; Title 15, §§ 455; 455-A; Title 17-A, §§ 1051, 1052, 1057; 2001-2006 2011; 2012
[11] Miss. Code § 11-1-67: (Authority to Sue Traders in Firearms Reserved to State).
[12] NRA-ILA, *New Jersey Passes "Smart Gun" Bill,* National Rifle Association Institute for Legislative Action. (November 2002*), available at http*://www.nraila.org/Legislation/Read.aspx?id=497
[13] Brian Montopoli, *N.J. Democrat: We Will Reverse Smart Gun Law if NRA Plays Ball*, MBSNC News (May 2, 2014), http://www.msnbc.com/all/democrat-we-will-reverse-smart-gun-law
[14] NBC Los Angeles, *LA City Council Votes Unanimously on Gun Storage Requirement*, (October 27, 2015), http://www.nbclosangeles.com/news/local/la-city-councill-gun-storage-locked-trigger-children-337757641.html
[15] It is Safety First Arms' position that the best way to prevent theft of a firearm is still the use of a large, heavy, free-standing gun safe. However, there are numerous applications where this is not feasible, such as in a car, desk drawer, or nightstand, not to mention open or concealed carry.
[16] 18 U.S.C. § 922(z)(3).

Microstamping

In 2007, California passed legislation AB 1471, known as the Crime Gun Identification Act of 2007, which requires firearm manufacturers to engrave the firearm's serial number on the firing pin and ejection pin– a technique referred to as microstamping – beginning in 2010. With microstamping, each fired ammunition casing would be imprinted with the serial number of the gun from which it had been fired, potentially facilitating law enforcement in investigating firearms-related crimes, and potentially deterring straw buyers. After several delays and legal challenges, the law took effect May 17, 2013.[17] In February 2015, a federal judge upheld the California law, finding that the requirement does not violate the Second Amendment.[18] Legal challenges continue and are expected to continue for several years.

The company independently researched the technology and process needed to satisfy the law if it remains on the books. The results of this research are, the laser engraver costs approximately $100,000 and must be custom ordered. NRE is required to hone the technology and confirm the system will satisfy specification stated in law. The company discussed acquisition of a microstamping capable engraver with two vendors. In response to our inquiry, as an early proof of concept, one of the vendors micro-engraved at a dimension equal to a Glock firing pin tip on a wrench to show that this scale is possible with a standard machine that we can customize. Both vendors returned the same approximate machine cost.

Sample engraving received from vendor (SEE GRAPHIC 1):

In general, the technology has been determined to be feasible specifically for the Company, but based on facts available, the Company believes that the technology will be wholly ineffective because the stampings wear out, and can easily be removed by common sandpaper if desired or the components that are engraved can simply be replaced with non-marked components, which are commodity components, inexpensive, and readily available.

In addition, and most importantly, the addition of two more serialized components into production is extremely difficult to implement in practice, even for a startup with one handgun. For a large manufacturer with multiple handguns and platform standard components the task is exponentially more difficult making it essentially impossible to implement and manage.

With the changing political environment, our hope is the law will be struck down and the issue put to rest, but we do not expect the issue to be resolved before we ship and will not restrict sales to any customer that desires our products. Thus, to accommodate testing and process development the engraving hardware will be acquired in year 2 so the Company maintains compliance with existing laws and to make sure that the Smart 2 is available to parents in every state. If the law is repealed during or after shipment of product, (which is hoped), the engraver will be happily reconfigured and re-tasked to engrave other components that require serializing.

The National Rifle Association

Although the NRA has stated that the organization "does not oppose new technological developments in firearms," it has also stated that it opposes "government mandates that require the use of expensive, unreliable features, such as grips that would read your fingerprints before the gun will fire."[19] "We've never had a problem with smart gun technology," said NRA spokesman Lars Dalseide. "Our only issue with New Jersey was the mandate that would require firearm dealers to only sell smart guns. The choice should be left to the marketplace."[20]

The company believes opposition to "smart guns" in the past by some gun owners has been reasonable because generally only two technologies have been discussed: one being biometric and the other RFID. Anyone who can recall well-publicized efforts by Smith & Wesson and Colt around 2000 should also recall that their efforts to develop practical and reliable biometric and RFID smart child proof guns failed.

Safety First Arms believes that its products differ from "smart guns" in design and functionality in significant ways and that the market will accept our approach vs. previous attempts because of these key differences.

---

[17] Bob Egelko, *Gun Control: Catridge ID Law to Take Effect*, SF Gate (May 18, 2013), http://www.sfgate.com/news/article/Gun-control-Cartridge-ID-law-to-take-effect-4527165.php

[18] *Pena, et al. v. Cid*, 09-cv-01185-KJM-CKD, 24 (E.D. Cal. Feb. 25, 2015) ("The court denies plaintiffs' Second Amendment Challenge").

[19] *Poll Finds Americans Skeptical of So-Called Smart Guns*, NRA-ILA (November 15, 2013), *available at* https://www.nraila.org/articles/20131115/poll-finds-americans-skeptical-of-so-called-smart-guns

[20] Aaron Smith, *Smart Guns, Fingertip Vaults and Steel Safes: Techn to Make Guns Safe*, CNN News (January 9, 2016), http://money.cnn.com/2016/01/07/technology/obama-gun-control-gun-tech/index.html?sr=recirc010816smartguns0930story

Our technology uses basic pin-code user-authentication like a gun safe, cell phone, or ATM machine. Pin-code locks are accepted worldwide as being very reliable and practical. Fingerprint enabled locks may be unreliable with wet or dirty hands or reader lens, this disqualifies their use in life and death situations. Our lock is unlocked in a fraction of a second after the owner enters their pin-code rather than waiting (and worrying) if and when your fingerprint is read.

We classify ourselves as secure user-authorized technology not "smart technology". Secure because our products add an alarm to deter handling and theft (unlike a small gun safe that can be stolen and opened later). There are no input ports or wireless and your code is secure because trial and error attempts to unlock the gun trigger the alarm. With this said, at the time of this offering, it is unknown how the NRA will react to the launch of the company's products.

BUSINESS

History of the Business
Bob Allan, the Company's CEO, filed for his first patent for gun safety technology in 1986. He has been working on and off on the technology ever since. Brian Weinberg, the Company's COO, joined Bob in 2013 in a push to develop a functional prototype of the Smart 2 and get the product to market. Over $600,000 dollars of personal funds have been invested to date. Safety First Arms, Inc. was just recently formed to prepare the company for outside investment.

Intellectual Property
The Company has, so far, eight patents and patents pending and several more being considered. .   The patents encompass existing designs and technology still under development.   All patents will be assigned to the company prior to completion of this funding event.

Type: Utility   Number: US4763431A   Date: 8/1988   https://patents.google.com/patent/US4763431A/en
Summary: Original patent filed (now expired) and granted to Robert M. Allan and Robert E. Allan. It covered the original mechanical only grip lock.

Type: Utility   Number: US6442880B1   Date: 9/2002   https://patents.google.com/patent/US6442880B1/en
Summary: Eleven granted claims. Methods and mechanisms for push button electromechanical lock in pistol, revolver and rifle

Type: Utility   Number: US934142B2   Date: 5/2016   https://patents.google.com/patent/US9341424B2/en
Summary: Seventeen granted claims. Motion sensitive alarm, Handgun, AR15 type rifle, disarming, and unlocking mechanisms, alarm protection, trigger and component locking mechanism

Type: Utility   Number: US9441896B2   Date: 9/2016   https://patents.google.com/patent/US9441896B2/en
Summary: Seventeen granted claims. AR15 electromechanical design and methods of operation, momentary safety design

Type: Continuation Number: US9441896B2   Date: 10/2016   Not published yet
Summary: AR15 mechanical momentary safety

Type: Provisional   Number: 62346579   Date: 7/2016   Not published yet
Summary: Methods, mechanisms, and engineered assembly for enhancing the safety of firearms by way of mechatronic trigger locks and automatic trigger lock activated when no magazine is present. Covers updated designs for handgun and design for a removable "no magazine lock".

Type: Provisional   Number: 62/496,514   Date: 10/2016   Not published yet
Summary: Design for a CA and NY compliant version of AR15 grip

Type: Provisional   Number: 62/497,341   Date: 11/2016   Not published yet
Summary: Featureless AR15 grip

Trademarks
In addition to patents, trademarks help Safety First Arms protect its intellectual property, and could also be used for future licensing options. Currently, the company has the following trademarks:
-SMART 2™   Issued Serial Number 86379609
-SMART AR™   Issued Serial Number 86513116
-THEFT GUARD™   Applied for but not issued yet

The Company's Product Pipeline
1. Smart 2   9mm handgun (Glock 17 gen4 platform).

2. Smart AR   AR15 based rifle

3. Smart 2 compact   9mm handgun (Glock 19 gen4 platform)

4. Smart Shotgun   12-gauge shotgun

    5.   Smart Revolver   .38 revolver

Competitive Landscape
The company's primary competitors are conventional safety solutions including cable locks, trigger locks, and gun safes. These solutions compromise readiness and reduce the number of acceptable places that firearms can be stored. Our guns provide gun safe-like protection without compromising readiness. We believe that our firearms offer a clear tactical advantage to the gun owner over these conventional choices.

There are handgun-sized gun safes suitable to slide under a bed and large, stand-up safes for long guns and handguns, suitable for storing in a closet. Many handguns are purchased for immediate access home defense, and having to first slide a safe out from under the bed, unlock it then remove the gun is viewed by many as counterproductive to the purpose for which the gun was purchased.

Over the years, various high level technologies have been proposed for creating a 'smart' gun, including radio frequency ID (RFID) rings, wristbands, and watches worn by the user, magnetic rings (also worn by the user), and fingerprint-enabled guns. There have also been several attempts at commercializing some of these biometric and RFID technologies, "Smart Guns". These attempts have been met with resistance by vendors and consumers due to reliability issues in the case of biometrics and various impracticalities for wireless technologies. We believe that no "Smart Gun" has found traction due to these reasons, rather than due to opposition by the NRA and gun enthusiast. We do not consider "smart guns" a direct competitor if ever introduced.

Safety First Arms' approach to user-authorization is to keep it simple and use a familiar and reliable pin-code based locking technology instead of biometrics and RFID for identification. In addition, a motion sensitive ear-piecing alarm acts like a guard dog to even deter against unauthorized handling by children and others to deter theft.

Customers
The consumer market represents the largest market for Safety First Arms. The company will offer a new option to existing firearm consumers and will also define a new market subset that potentially taps new consumers previously unwilling to own a firearm do to perceived risk that our firearms seek to quell. The firearms market continues to grow year to year with ever widening demographics and strong interest by both men and women.

SEE GRAPHIC 2

Market

SEE GRAPHIC 3

Total market was estimated using results from a recent poll (breakdown shown in chart). In the nationally representative Web-based poll of 3,949 Americans, researchers from Johns Hopkins, Harvard, and Northeastern universities' found that 58.8% of respondents said they would be willing or very willing to buy a gun described as childproof. In January 2016, the US population was 321.57 million with 74.3% adults over 18 or 239 million adults. With 58.8% of adults willing or very willing to buy a childproof gun it implies the potential market for childproof smart guns with the American public is 140 million guns.

To capture even a small percentage of this market the company must grow fast. Long term projections predict growth of an approximate doubling of units shipped year to year per product. As a whole, we believe by year six, this represents approximately 440,000 units shipped annually (0.3% percent of total market shipped annually). The company believes it is too speculative to include revenue from licensing its technology in long term projections at this time.

An intuitional and government market has been identified, but initially, the company's focus will be on the individual markets because the institutional and government markets are slower to adopt and procure new technology then the consumer market. In projections, after some time, it is expected that the company's products will find acceptance and value in certain government and institutional settings. The largest segments of the institutional market are businesses and private security projected at 30,000 units and 18,000 units, respectively.

The two individual markets, Current Gun Owners and Non-Gun Owners, are identified and tracked separately, as each represents a different type of consumer, with different motivations, incentives, and reasons for considering one of the company's firearms.

Distribution Channels

Customers of our pre-sales campaign have the opportunity to purchase directly from the company until product ships or 10,000 units are sold, whichever is reached first, after which, Safety First Arms will only sell to retailers, independent FFLs, and distributors, which is the standard way that firearms are sold.

To help create a retail distribution channel, Safety First Arms will provide retailers with above-average margins compared to other firearms, as well ongoing support and sales assistance. Presently, Safety First Arms has secured a distribution partner with an initial Purchase Order of 500 Smart 2s.

Channel Margins and MSRP

Safety First Arms has set a target gross margin of 20% or more for its retail partners. The MSRP is based on estimated cost of goods sold, anticipated operating expenses, and direct feedback from retailers. Based on the best available information, the tentative MSRP of the Smart 2 and Smart AR is $1395.

Product Considerations

Testing, Standards and Product Development

Safety First Arms' products are built on top of proven, reliable firearms designs. The electronic components in the Company's products will be designed to withstand the shock of firing and operate during and after exposure to dust, dirt, water, etc.

For testing and final development, the company will use the recently released, "Baseline Specifications for Law Enforcement Service Pistols with Security Technology" as a guide for testing, reliability evaluation and standards https://www.ncjrs.gov/pdffiles1/nij/250377.pdf also http://nij.gov/topics/technology/firearms/pages/welcome.aspx

SMART 2 9mm handgun

The SMART 2 is a 9mm semi-automatic pistol based the standard Glock 17 gen4 design with pushbutton panels on both sides for left- and right-handed shooters. If the user releases his or her grip on the firearm, the trigger re-locks instantly. Thus, the handgun automatically locks if put down or wrestled away from its user. The locking mechanism locks not only the trigger, but also access to the interior components, preventing tampering with the lock. Overall, the locking mechanism complies with federal trigger lock laws, eliminating the need for a separate, external trigger lock, locking holster, safe or portable lock box.

In addition, the firearm contains built-in child and theft protection with THEFT GUARD™. At the user's option, if the gun is moved, a motion sensor triggers a 10-second countdown the ends with a 100+ decibel tampering alarm. To halt the alarm countdown, the user must either put the gun down or enter the correct pin-code. The SMART 2 will be designed for an expected battery life of two years when stored and not in use, and will also include a low battery warning light and audible low battery alarm warning to alert the owner when the batteries start to run low.

The SMART 2 is currently at the functional prototype stage, and will move next to the final product development stage where the shipped version of product is realized. Safety First Arms will use modern manufacturing methods to optimize processes and to reduce cost while maintaining strict quality and reliability standards. The SMART 2 has a final estimated unit cost of $550.74. This cost will be obtained when the slide, firing pin, and barrel are manufactured in-house. Initially, the COGS will be higher due to the higher cost of subcontracting out of these components.

Supply Chain

The products of the Company are built on common well know platforms, Glock for the handgun, and AR15 for the rifle. OEM components are readily available from multiple sources and the exceptional reliability of these platforms is well known. The company will tap the large pool of existing firearms manufactures to subcontract production initially, and then vertically integrate manufacturing as the company grows to increase gross margins, capacity, and operating efficiency.

Sales Predictions (SEE BUDGET)

BUDGETS, REVENUE ESTIMATION FOR PRE-SALES

Revenue determination during presales campaign is calculated based on the expected schedule below that decreases the savings off MSRP the longer the campaign continues.   This scheme is like the early-bird specials that Kickstarter offers to supporters to stimulate sales and provide a special deal to early buy-ins.   This plan is tentative.

Unit range   *Pre-sale price*
0-250   *$900*
251-500   *$950*
501-1000   *$1000*
1001-4000   *$1050*
5001-7000   *$1100*
8001-10000   *$1200*

Detailed year 1 Budget and cash flow ($1,000,000 raise with milestones and pre-sales revenue)

SEE BUDGET ATTACHEMENT

Detailed year 2 Budget and cash flow ($1,000,000 raise with milestones and pre-sales revenue)

SEE BUDGET ATTACHEMENT

Long term projections

SEE BUDGET Financial projections

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

DIRECTORS
Name
Robert M. (Bob) Allan

All positions and offices held with the Company and date such position(s) was held with the start and ending dates.
CEO and President of SAFETY FIRST ARMS, LLC - January 2013-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.
CEO and President of SAFETY FIRST ARMS, LLC - January 2013-Current

President of Standard Pacific of San Diego- A division of Standard Pacific Corp., a NYSE listed company. 1970-1999. Responsibilities: located land, negotiated purchase, rezoned, planned, oversaw engineered and development, hired and directed architects, marketing and sales people. Determined and instituted marketing plans. Signed all checks and contracts. Negotiated purchase of raw land to delivery of finished product. Most profitable of parent company's multi state divisions, delivering over 5000 homes in San Diego region.

President and owner of Intralock, LLC- 1999-2002, Company worked on development of two personalized handguns, successfully test fired revolver at gun range. This was before the Protection of Lawful Commerce in Arms Act (PLCAA) Act and over 20 cities were suing all gun manufactures in an attempt among other things to get them to only manufacture personalized or smart guns. It was concluded no investor would invest in a startup gun company at that time.

President and owner of Southwest Development, LLC – 2002 – 2009. Company had in escrow over 200 acres planned for over 1000 homes, however economy and environmental issues blocked development.
President and owner of Energy 52, LLC – 2009 – 2012. Company proposed a 550 MW gas fired power plant next to proposed City of San Diego landfill, to replace its Miramar Landfill.

Education
University of Southern California, Graduated with a degree in Business Administration

Name
Brian Seth Weinberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO - 12/2016-Present
Director - 12/2016-Present
CFO - 12/2016-Present
Treasurer – 12/2016-Present
Secretary - 12/2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO - Enclave Technologies Inc.- 01/2011 - present
Product development and engineering consulting, prototyping, and 3D printing company
Research and Development Engineer - Toolbox Medical Innovations - March 2014 – Present –
Medical and diagnostics device development firm
Research and Development Engineer/Consultant - Symbient Product Development- Sept 2010 – March 2011
Design engineering/design-for-manufacturing of medical and life science devices
Senior Research Engineer – Biomedical Mechatronics Lab, Northeastern University – Jan 2001 – June 2010
Lead design and fabrication engineer, lab manager, SLA prototyping head, and researcher

OFFICERS
Robert M. (Bob) Allan – CEO (See above)
Brian Seth Weinberg- COO/CFO (see above)

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees in San Diego, California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	COMMON STOCK
Amount outstanding	10,000,000 authorized, 9,500,000 issued
Voting Rights	YES
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of common stock (assuming conversion of convertible securities)	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	500,000 if Minimum raised, 1,000,000 if max is raised
Voting Rights	NO
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the SAFE (Simple Agreement for Future Equity) (assuming conversion if convertible securities)	6.25% if the maximum amount being offered in this Offering ($1,000,000) is sold in this Offering and further assuming that the SAFE Securities convert into Common Stock of the Company at the Valuation Cap of $15,000,000 provided for in the SAFE Securities.

The Company does not have outstanding any indebtedness for borrowed money.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Shares Owned Prior to Offering
SAFETY FIRST ARMS, LLC Robert M Allan, Manager	7,500,000

Brian Seth Weinberg	2,000,000
Allan Family Trust Robert M. Allan & Donna C. Allan Trustees	500,000

Following the Offering, the Purchasers will own 3.125% of the Company if the Minimum Amount is raised and 6.25% if the Maximum Amount is raised based on a $15,000,000 valuation.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
We are a pre-revenue company and our primary expenses consist of the following: staff, operations and marketing. We do not anticipate generating revenue until late 2017. The Company does not expect to achieve profitability in the next 12 months and intends to focus on product development and distribution.

The Company currently requires $0 a month to sustain operations.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the development and distribution of our products. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are necessary to the operations of the Company.

This is a high overhead business and more capital is needed to continue operations and grow.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties beyond what is stated in this Form C.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,000,000 of SAFE (Simple Agreement for Future Equity) Securities. The Company is attempting to raise a minimum amount of $500,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Western Alliance Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through DREAMFUNDED MARKETPLACE, LLC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation

2% of the securities being issued in this offering

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica Securities Transfer, LLC.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount")by:

(a) the quotient of $15,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a

child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Founding employees are proposed to include Bob E. Allan, the son of CEO and William Vorac, an ex-brother-in-law of the COO, for VP of marketing and VP of finance / operations, respectively.

Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

None

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)
Robert M.Allan
(Issuer)
CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)
Brian Weinberg
(Name)
COO/Acting CFO
(Title)

12/19/16

(Date)

(Signature)
Robert M. Allan
(Name)
CEO
(Title)

(Date)   12/19/16

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

31

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   BUDGET
Exhibit C   Graphics

EXHIBIT A
Financial Statements



Safety First Arms, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 9, 2016

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
   Safety First Arms, Inc.:

We have reviewed the accompanying financial statements of Safety First Arms, Inc., which comprise the balance sheet as of December 9, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the period from December 2, 2016 ("Inception") through December 9, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
December 20, 2016

SAFETY FIRST ARMS, INC.
Balance Sheet
December 9, 2016
(Unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	-
Current assets		-
Patents		48,883
Total assets	$	48,883
Liabilities and Stockholders' Equity		
Current liabilities		
Related party payable	$	3,231
Total current liabilities		3,231
Total liabilities		3,231
Stockholders' equity		
Common stock, $0.001 par value; 10,000,000 shares authorized, 9,500,000 shares issued and outstanding		9,500
Additional paid-in capital		39,383
Accumulated deficit		(3,231)
Total stockholders' equity		45,652
Total liabilities and stockholders' equity	$	48,883

See accompanying notes to the financial statements and independent accountants' review report.

SAFETY FIRST ARMS, INC.

Statement of Operations

For the period from Inception (December 2, 2016) through December 9, 2016

(Unaudited)

Revenues	$	-
Operating expenses		
Professional fees		2,250
Other general and administrative		981
Total operating expenses		3,231
Loss before income taxes		(3,231)
Income tax expense		-
Net loss	$	(3,231)

See accompanying notes to the financial statements and independent accountants' review report.

SAFETY FIRST ARMS, INC.
Statement of Changes in Stockholders' Equity
For the period from Inception (December 2, 2016) through December 9, 2016

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Balances at December 2, 2016 (unaudited)	-	$ -	$ -	$ -	$ -
Common stock issued for contribution of patents	9,500,000	9,500	39,383	-	48,883
Net loss	-	-	-	(3,231)	(3,231)
Balances at December 9, 2016 (unaudited)	9,500,000	$ 9,500	$ 39,383	$ (3,231)	$ 45,652

See accompanying notes to the financial statements and independent accountants' review report.

Statement of Cash Flows
For the period from Inception (December 2, 2016) through December 9, 2016
(Unaudited)

Cash flows from operating activities:		
Net loss	$	(3,231)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Related party payable		3,231
Net cash provided by (used in) operating activities		-
Net increase (decrease) in cash		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Non-cash financing activity:		
Common stock issued for contribution of patents	$	48,883
Supplemental disclosure of cash flow information		
Income taxes paid	$	-
Interest paid	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

Safety First Arms, Inc. ("the Company") was incorporated under the laws of the state of Delaware on December 2, 2016.

The Company designed the SMART 2 handgun ("SMART 2") which is aimed to reduce gun related accidents and gun theft. The SMART 2 has two safety measures, a pin lock and an alarm, that intend to make this gun safer to keep at home, pointless to steal and nearly impossible for children to accidentally fire. The SMART 2 uses a small battery that fits into the grip of the gun to power the basic keypad. A pin code set by the owner must be entered to fire the gun; after a set number of unsuccessful attempts, an alarm will sound.

Note 2 – Liquidity and Capital Resources

The Company has experienced a net loss since its inception on December 2, 2016. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

To fund operations, the Company would have to raise funds through issuance of equity. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's product. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimate relates to the useful live of patents.

Revenue recognition
Sales are recognized when the product is shipped, risk of loss and title passes to the customer and the Company has no further obligation to provide services related to the product.

Note 3 - Significant Accounting Policies *(continued)*

Patents
Patents are amortized over the estimated lives which is the lesser of the legal term of the patent or the estimated useful life.

Impairment of long-lived assets and long-lived assets to be disposed of
Long-lived assets are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability of a long-lived asset (group) is based on an estimate of undiscounted cash flows expected to result from the use of the long-lived asset (group) and its eventual disposition. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the long-lived asset (group), the Company recognizes an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the long-lived asset (group). The Company estimates fair value by discounting the projected cash flows expected to be generated by the applicable long-lived asset (group) over their remaining useful life. As of December 9, 2016, there were no circumstances that indicated the need to adjust the carrying value of any property or equipment, nor did the Company have any fixed assets held for sale.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to US federal tax returns from inception through the period ended December 9, 2016.

Note 3 - Significant Accounting Policies *(continued)*

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through December 20, 2016, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Patents

The patent costs capitalized by the Company relate to legal costs incurred by the founders for the development of the patents. As of the date of the review, the Company has not determined the life of the patents.

Note 5 – Related Party Payable

At December 9, 2016, the Company has a related party payable of $3,231 due to a founder.

Note 6 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 – Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.001 per share.

On December 2, 2016, the Company issued 9,500,000 shares of common stock to two founders in exchange for $48,883 in legal costs incurred for the Company's patents.